November 17, 2006

Via Fax and U.S. Mail

Mr. John Francis Greenhalgh
Securitisation Advisory Services Pty. Limited
Level 7, Martin
Sydney 2000, Australia

Re: **Securitisation Advisory Services Pty Limited**
       Amendment No. 2 to Registration Statement on Form S-3
       Filed October 27, 2006
       File No. 333-136516

Dear Mr. Greenhalgh:

　　　We have reviewed your Amendment No. 2 to Registration Statement on Form S-3 filed on October 27, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Registration Statement on Form S-3

General

1. The Division of Investment Management has asked us to advise you that, on the basis of the information in the registrant's Form S-3 registration statement, it appears that the issuing entity may be an investment company as defined in the Investment Company Act of 1940 ("1940 Act").

    Accordingly, please explain why the issuing entity should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

2. If the issuing entity intends to rely on Rule 3a-7 under the 1940 Act, please explain whether the Issuer Trustee and the Security Trustee meet the requirements imposed by Rule 3a-7(a)(4), including the requirement that the trustee be a bank and not be affiliated, as that term is defined in rule 405 under the Securities Act of 1933, with the issuer or with any person involved in the organization or operation of the issuer. Please also explain whether the Note Trustee will take the actions necessary to meet the requirements in Rule 3a-7(a)(4)(ii) and (iii). To the extent that these requirements are not met, please explain how the issuing entity would be in conformity with the rule.

Prospectus Supplement

Summary of the Parties to the Transaction, page S-1

3. We note your response to our prior comment 4. However, it appears that you continue to use the term "manager" throughout the prospectus without using the appropriate Regulation AB term alongside it. Please revise the prospectus accordingly.

4. Also, in your response, please provide us with your analysis as to why you believe Securitisation Advisory Services Pty Limited is the depositor under Regulation AB, as it is not clear to us from your disclosure. Refer to Item 1101(f) of Regulation AB.

Money Market Notes, page S-10

5. Please add disclosure to the base prospectus to describe how the money market notes operate. We also note the added bracketed disclosure at page S-91. In your revised disclosure and in your response to us, please explain how the money market notes would act as a credit enhancement.

Principal Charge-offs, page S-74

6. We note your response to prior comment 9. We re-issue the prior comment. Please revise the prospectus to disclose that charge-off generally occurs after 120 days. Your current disclosure does not appear to specifically state when charge-off occurs.

Base Prospectus

Special Features of the Housing Loans, page 18

7. We note your response to prior comment 13. However, the prospectus appears to continue to refer to assets that are not fully described in the base prospectus. For instance, the last sentence in this section suggests that a characteristic of a loan in the asset pool may be changed at any time at the request of the borrower. Accordingly, we re-issue our prior comment 13. Please revise throughout the prospectus, as necessary, or advise.

Purchase Obligations, page 42

8. While we note your response to prior comment 24, we re-issue the comment. Please revise to specify the types of purchase obligations (including, without limitation, any puts, calls, maturity guaranties and demand features) that may be used in connection with this prospectus.

9. Please explain to us how the purchase obligations will facilitate the issuance of money market notes.

Other Insurance, Guarantees and Support Agreements, page 70

10. Either delete this section or specifically describe what other types of insurance, guarantees or support agreements you are referring to. This section appears to us to be a catch-all. Each type of credit enhancement needs to be described in the base prospectus.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile (212) 849-5555
    Paul A. Jorissen
    Mayer, Brown, Row & Maw